Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Six Months Ended June 30, 2009

The following management’s discussion and analysis (MD&A) of Millar Western’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company's financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. The information in this MD&A is as of August 4, 2009 and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and six months ended June 30, 2009, and comparable periods.

	Three months ended			Six months ended
	Jun. 30/09	Mar. 31/09	Jun. 30/08	Jun. 30/09	Jun. 30/08
	(in millions)
Statements of earnings data:
Revenue	$59.3	$53.4	$97.3	$112.6	$171.6
Cost of products sold	39.6	57.2	64.5	96.8	117.9
Freight and other distribution costs	13.2	12.8	21.5	26.0	36.3
Depreciation and amortization	5.2	5.7	5.3	10.9	11.2
General and administration	2.7	3.3	3.3	6.0	6.3
Operating earnings (loss)	$(1.4)	$(25.7)	$2.8	$(27.1)	$(0.1)
Financing expenses - net	(4.4)	(5.0)	(3.9)	(9.3)	(8.1)
Unrealized exchange gain (loss) on long-term debt	18.7	(8.2)	1.3	10.5	(5.4)
Other income (expense)	(0.2)	(1.3)	0.7	(1.5)	1.7
Earnings (loss) before income taxes	$12.7	$(40.2)	$1.0	$(27.5)	$(11.9)
Income tax recovery (expense)	(0.9)	8.9	0.6	8.0	3.0
Net earnings (loss)	$11.8	$(31.3)	$1.6	$(19.5)	$(9.0)

Other data:
Average exchange rate (US$/C$1.00)[1]	0.857	0.803	0.990	0.835	0.993
Period end exchange rate (US$/C$1.00)	0.860	0.793	0.981	0.860	0.981

Though markets for both our products continued to perform below historical levels, there were signs of recovery from recent lows. The average benchmark lumber price was up quarter over quarter, even with the negative impact of a rising Canadian dollar. Pulp pricing continued to show signs of improvement, though not enough to raise the period’s pricing above the average for the first quarter. Reflecting both these developing markets and reduced costs of production, the Company's financial results were much improved over comparable quarters, even before accounting for the positive impact of $4.5 million in inventory revaluations.

Revenue climbed over the previous quarter, on higher lumber prices and higher pulp shipments. Compared to the same period of last year, however, revenue remained dramatically lower, reflecting the combined effects of depressed product pricing for both segments and the loss of shipments associated with curtailments at the Company’s lumber mills.

The quarter’s financial results were also positively affected by lower cost-of-products sold and freight costs, reflecting reduced production and shipments, inventory revaluations, and ongoing efforts to minimize costs at all operations.

While sharply improved over last quarter's dismal performance, operating earnings for the second quarter and first six months of 2009 were poor compared to the same periods of 2008, reflecting ongoing weakness in the lumber segment and the pulp market decline that commenced at the end of 2008.

_______
(1) Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period-end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Financing expenses were comparable to past periods, taking into account the impact of fluctuations in the Canadian-US-dollar exchange rate. This year’s strengthening of the Canadian dollar resulted in an unrealized exchange gain of $18.7 million in the quarter and of $10.5 million since the beginning of the year.

After an income-tax provision of $0.9 million, the Company recorded net earnings of $11.8 million for the quarter. Though its performance improved significantly over the previous quarter, the Company still recorded a loss of $19.5 million year-to-date after an $8.0 million provision for income-tax recovery.

Lumber

	Three months ended			Six months ended
	Jun. 30/09	Mar. 31/09	Jun. 30/08	Jun. 30/09	Jun. 30/08

Production-SPF-mmfbm	72.3	81.3	114.4	153.7	222.2
Shipments -SPF-mmfbm	88.5	88.6	133.8	177.1	236.9
Benchmark price -SPF#2&Better-US$ per mfbm	$174	$149	$227	$162	$211
Sales - millions	$20.7	$19.3	$35.8	$39.9	$61.5
EBITDA[2] -millions	$(1.5)	$(10.5)	$(0.3)	$(12.0)	$(3.8)
EBITDA margin - %	(7% )	(54% )	(1% )	(30% )	(6% )
Operating loss - millions	$(3.7)	$(13.1)	$(2.7)	$(16.9)	$(9.0)
Capital expenditures - millions	$0.2	$0.0	$0.5	$0.2	$0.6

After a very challenging beginning to the year, the lumber market improved as the second quarter unfolded. This was primarily a result of supply curtailments, rather than strengthening demand, as the housing market showed little sign of recovery. Compared to the previous quarter, US-dollar-denominated pricing increased 16%, an improvement partly offset by a 7% rise in the value of the Canadian dollar. Year over year, benchmark pricing fell 23%, though the relative weakness of the Canadian dollar period to period meant mill-net realizations fell by only 13%.

The lumber segment recorded revenue of $20.7 million, up modestly over the previous quarter, though a significant decline from the same period in 2008. Production in the period decreased due to previously announced curtailments, which reduced Whitecourt sawmill operations from three shifts to two, and the Boyle sawmill from two shifts to one. As a result of market improvement late in the quarter, the Whitecourt facility reinstated one shift, and intends to maintain this operating strategy for as long as the market conditions justify. Shipments were comparable to the previous quarter, as inventory levels were brought in line with the new operating strategy. Production and shipment volumes were lower compared to the same periods last year, reflecting the loss in output from the Fox Creek mill, which was damaged by fire in the third quarter of 2008.

_______
(2) non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

Under the terms of the Softwood Lumber Agreement (SLA), shipments beyond a predetermined level are subject to a 7.5% surge surtax on top of the base export tax of 15% applied when prices fall below US$315/mfbm, resulting in an overall tax of 22.5% on the sale price. During the quarter, lumber shipments from Alberta to the U.S. exceeded SLA-imposed limits, resulting in a surge penalty to the Company of $0.1 million.

Cost of products sold benefited from a $1.0 million reversal of inventory write-downs taken in previous quarters. This adjustment aside, per-unit costs improved nearly 10% on increased productivity, lower energy costs and ongoing cost-reduction initiatives.

The lumber segment posted an operating loss of $3.7 million for the quarter, with reduced manufacturing costs being insufficient to compensate for the low product pricing. This was a great improvement over the $13.1 million loss seen in the previous quarter and comparable to the $2.7 million loss for the same period last year.

The $0.2 million in capital expenditures recorded in the quarter, also the total for the year to date, reflected the minimum required for maintenance of business.

Pulp
	Three months ended			Six months ended
	Jun. 30/09	Mar. 31/09	Jun. 30/08	Jun. 30/09	Jun. 30/08

Production-thousands of tonnes	78.8	46.9	78.3	125.7	159.5
Shipments -thousands of tonnes	74.3	59.1	86.8	133.4	160.6
Benchmark price -NBSK, US$ per tonne	$602	$585	$900	$594	$890
Benchmark price -BEK, US$ per tonne	$487	$505	$840	$496	$817
Sales - millions	$38.5	$34.0	$61.5	$72.6	$109.9
EBITDA - millions	$7.9	$(6.3)	$11.6	$1.7	$21.1
EBITDA margin - %	21%	(18% )	19%	2%	19%
Operating earnings (loss)- millions	$5.3	$(8.9)	$9.1	$(3.5)	$16.0
Capital expenditures - millions	$0.3	$0.1	$0.1	$0.4	$0.4

Pulp markets started to show improvements from earlier in the year, though not sufficiently to raise the average mill-net realization above first-quarter levels and falling a long way short of comparable periods in 2008. This stronger demand prompted the Company to bring the pulp mill back to full operation, a strategy that will continue while conditions warrant.

Benchmark BEKP pricing fell 42% year over year and nearly 4% compared to the previous quarter, and ongoing volatility of the Canadian dollar continued to affect the Company’s mill-net realizations. Compared to last year, mill nets for the quarter benefited from a weaker dollar, resulting in a decrease of only 27%, in contrast to the much steeper price decline. Compared to the previous quarter, however, mill nets fell 9%, reflecting the recent strengthening of the dollar.

The pulp segment recorded revenue of $38.5 million, an increase from the previous quarter, though a sharp decline from the same period last year. The quarter-to-quarter improvement, seen despite lower pricing, reflected higher shipments, which rebounded from first quarter curtailments. Similarly, year-to-date production and shipments were lower than the comparable period last year due to the impact of the curtailments made earlier this year. This, together with lower market pricing, resulted in a significant reduction in revenue, from $109.9 million for the first six months of last year to $72.6 million for the first half of 2009.

Second quarter cost-of-products-sold was comparable to the first quarter, after accounting for non-cash inventory value adjustments. The first quarter included a $5.3 million inventory write-down, $3.4 million of which was reversed this quarter. The previous quarter also included $1.0 million in one-time costs associated with employee severance and an unplanned 10-day maintenance shutdown. With increased production, improved operating efficiencies and lower chemical and energy input costs, per-unit costs declined significantly.

The pulp segment generated $5.3 million in operating earnings, a significant improvement from the $8.9 million operating loss recorded in the first quarter of 2009, but short of the $9.1 million in operating earnings for the same period last year.

Capital expenditures in the quarter were $0.3 million, for a total of $0.4 million year to date, representing the minimum required for maintenance of business.

Corporate and Other
	Three months ended			Six months ended
	Jun. 30/09	Mar. 31/09	Jun. 30/08	Jun. 30/09	Jun. 30/08
	(in millions)

Revenue	$0.1	$0.1	$0.1	$0.1	$0.1
EBITDA	$(2.6)	$(3.2)	$(3.2)	$(5.8)	$(6.2)
Operating loss	$(3.0)	$(3.6)	$(3.6)	$(6.6)	$(7.0)
Capital expenditures	$0.0	$0.0	$0.4	$0.0	$0.4

Corporate and other activities realized a quarterly operating loss of $3.0 million and a $6.6 million loss year to date, which is consistent with comparable periods.

Income Taxes

Operating results for the quarter were subject to income taxes at a statutory rate of 29.0% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Six months ended
	Jun. 30/09	Mar. 31/09	Jun. 30/08	Jun. 30/09	Jun. 30/08

Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$(2.0)	$(19.6)	$3.2	$(21.6)	$3.4
Change in non-cash working capital	(5.4)	(5.8)	12.2	(11.2)	(6.2)
Investing activities:
Additions to property plant and equipment	$(0.5)	$(0.1)	$(1.0)	$(0.6)	$(1.4)
Insurance proceeds	-	25.9	-	25.9	-
Other	(2.4)	1.5	0.4	(0.9)	0.4
Financing activities:
Repayment of long-term debt	$(0.1)	$(0.3)	$(0.1)	$(0.4)	$(0.4)
Increase (decrease) in cash and cash equivalents	$(10.4)	$1.6	$14.6	$(8.8)	$(4.2)
Opening cash and cash equivalents	$48.0	$46.4	$5.2	$46.4	$24.0
Closing cash and cash equivalents	$37.6	$48.0	$19.8	$37.6	$19.8

The Company ended the quarter with $37.6 million in cash, up significantly from the $19.8 million held at the same time last year, but down from the $48.0 million held at the end of the previous quarter.

Although working capital is generally cash-neutral in the second quarter, there was a net use of cash this year, due to higher final-product inventories associated with the Whitecourt pulp mill returning to full production and to increased accounts receivables on rising sales. Inventory levels also rose, on $4.5 million in non-cash valuation reversals.

At $0.6 million, capital expenditures were kept to a minimum, modest even compared to the level of $1.4 million for the same six-month period last year.

In addition to cash on hand, an additional $50.0 million was available under the Company’s revolving credit facility, of which $3.5 million was committed for standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.